UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 9)*

                          Imperial Holly Corporation
                               (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                  452835101
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).













CUSIP No.  452835101                           13 G


1.  NAME OF REPORTING PERSON
    S. S. OR I. R. S.  IDENTIFICATION NOS. OF ABOVE PERSONS

    74-0635455             THE FROST NATIONAL BANK


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                        (a)    /  /
                                        (b)    /  /

3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    National Banking Association/Incorporated under the laws of the State of Texas


                                5.  SOLE VOTING POWER

    Number of                          2,023,678
     Shares
  Beneficially                  6.  SHARED VOTING POWER
    Owned by
      Each                               229,817
   Reporting
    Person                      7.  SOLE DISPOSITIVE POWER
     With
                                       2,110,987

                                8.  SHARED DISPOSITIVE POWER

                                         150,650



9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,261,637


10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW ( 9 ) EXCLUDES CERTAIN  SHARES*



11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW ( 9 )

            6.98%


12. TYPE OF REPORTING PERSON*

               HC


Item 1 (a)     Name of Issuer:

               Imperial Holly Corporation

Item 1 (b)     Address of Issuer's Principal Executive Offices:

               One Imperial Square, Suite 200
               8016 Highway 90-A
               Sugarland, Texas  77478

Item 2 (a)     Name of Person Filing:

               The Frost National Bank

Item 2 (b)     Address of Principal Business Officer, or if None, Residence:

               100 W. Houston Street
               San Antonio, Texas  78205

Item 2 (c)     Citizenship

               Incorporated under the laws of the United States




Item 2 (d)     Title of Class of Securities:

               Common Stock

Item 2 (e)     CUSIP Number:

               452835101

Item 3         If this statement if filed pursuant to Rules 13d-1(b), or 13d-2
               (b), check  whether the person filing is a:

               (b) [ X ]  Bank as defined in Section 3 (a)  (6)  of the Act.



Item 4         Ownership:

               (a)     Amount Beneficially Owned:

                            2,261,637

               (b)     Percent of Class:

                             6.98%

               (c)     Number of Shares as to which such Person has:

                             (i)   sole power to vote or to direct the vote

                                         2,023,678

                             (ii)  shared power to vote or to direct the vote

                                           229,817

                             (iii) sole power to dispose or to direct the
                                   disposition of

                                         2,110,987

                             (iv) shared power to dispose or to direct the disposition of

                                           150,650



Reporting Person, as trustee under various trusts and as agent pursuant to various agency agreements for various accounts, has voting or investment power over 2,023,678 shares of the Issuer's common stock. As indicated above, Reporting Person has or shares voting power with respect to 2,023,678 of such shares, and has or shares dispositive power with respect to 2,261,637 of such shares. Reporting Person hereby expressly disclaims beneficial ownership with respect to all such shares and, accordingly, the filing of this Schedule 13G may not be construed as an admission that such person is, for the purposes of
Section 13 (d) or 13 (g) of the Act, the beneficial owner of any securities covered by this Schedule.

Item 5      Ownership of Five Percent or Less of a Class:

            Not applicable.

Item 6      Ownership of More than  Five Percent on Behalf of Another Person:

            Not applicable.





Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

            Not  applicable.

Item 8      Identification and Classification of Members of the Group:

            Reporting Person hereby expressly disclaims that it, together with such other persons having the power to vote or to dispose of such shares, constitutes a "group" as defined in Rule 13d-5(b) (1) under the Act.

Item 9      Notice of  Dissolution of Group:

            Not applicable.

Item 10     Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       February 6, 2001                      /S/Vernon Torgerson
___________________________                  _______________________________
            Date                             Vernon Torgerson, Executive V.P.